File No. 2436-1

April 24, 2007

Max A. Webb
Assistant Director
United States Securities and Exchange Commission
Office of Emerging Growth Companies
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pro Elite Inc. Amendment No. 2 to Registration Statement on Form SB-2 Filed April 6, 2007 File No. 333-139982

Dear Mr. Webb:

This is in response to your letter dated April 18 2007.

On behalf of Pro Elite Inc., a New Jersey corporation (the “Company”), we hereby transmit Amendment No. 3 to the above-referenced Registration Statement, as filed with the Securities and Exchange Commission on the date hereof, marked to show composite changes from the Registration Statement filed with the SEC on April 6, 2007.

General

1.
We note from Exhibit 10.11 to your Form SB-2 that Cuba is one of the countries in the “Caribbean Areas Included in the SM Territory.” Cuba is identified as a state sponsor of terrorism by the State Department and subject to sanctions administered by the Commerce Department’s Bureau of Industry and Security and the Treasury Department’s Office of Foreign Assets Control. Your Form SB-2 does not contain disclosure of activities associated with Cuba. Please describe for us your current, past and anticipated operations in and contacts with Cuba, including through licensees and other direct and indirect arrangements. Tell us whether and explain the extent to which agencies or entities controlled by the government of Cuba receive fees or act as intermediaries or are expected to do so in the future in connection with any such operations.

Max A. Webb
April 24, 2007

Company Response

Exhibit A to the Exclusive Distribution Agreement with Showtime Networks, Inc. has been revised in a letter agreement dated April 19, 2007, to remove Cuba from the list of Caribbean Areas set forth in such exhibit. Showtime Networks represents and warrants that neither it nor any third party authorized by Showtime Networks distributed or otherwise exploited any event promoted by the Company in Cuba.

2.
Discuss the materiality to you of the operations and contacts described in your response to the foregoing comment, in light of the country’s status as a state sponsor of terrorism. Please also discuss whether the operations or contacts constitute a material investment risk to your security holders.

Company Response

Not Applicable. Please see our response to No. 1.

3.
Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of your revenues, assets and liabilities associated with Cuba. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions concerning companies with operations associated with Cuba.

Max A. Webb
April 24, 2007

Company Response

Not Applicable. Please see our response to No. 1.

4.
Please also address the impact of your regulatory compliance programs that cover operations and contacts associated with Cuba, and any internal risk assessment undertaken in connection with business associated with Cuba.

Company Response

Not Applicable. Please see our response to No. 1.

Consolidated Financial Statements

Note 14 — Subsequent events. page F-16

5.
We note from your disclosure that in January 2007, the company issued to an officer, an option to purchase 1,700,000 shares of common stock at $2.00 per share with an estimated fair value of $2,110,000 or approximately $1.24 per stock option. We also note that in January 2007, the company issued stock options to a director to purchase 100,000 shares of common stock with an exercise price of $2.00 per share with an estimated fair value of $34,000 or $0.34 per stock option. Please explain your method and assumptions used in estimating the fair value of the option to purchase 1,700,000 shares of common stock and tell us why the fair value of $1.24 per stock option, significantly differs from the fair value of $0.34 per stock option for the option to purchase 100,000 shares of common stock that was also issued in January 2007, and the weighted-average grant date fair value of options granted during 2006 of $0.40 per option as disclosed on page F-15. We may have further comment after receipt of your response.

Company Response

In our initial filing of the Registration Statement on Form SB-2, which was filed on January 12, 2007, it was disclosed in the “Management” section that the option to purchase 100,000 shares of common stock was issued to a director who joined us in December 2006. It was later learned that this director did not join the board until January 7, 2007 and was granted the option at that time. We have revised our footnote to disclose the estimated fair value of the option based on the granting of the option in January 2007.

Max A. Webb
April 24, 2007

6.
We note from your disclosure that on April 3,2007, 320,000 shares of the company’s common stock were issued to an accredited investor for personal services provided to the company. In this regard please revise the notes to the company’s financial statements to disclose the nature of the service provided to the company and the terms of the agreement. Also, as part of your revised disclosure, please indicate the values assigned to the common shares and the period over which the related expense will be recognized in the company’s financial statements. Finally, disclose the method and assumptions used to estimate the fair value of the 320,000 shares of common stock.

Company Response

We have so revised.

7.
We note from your disclosure on page 23 that you plan to issue shares of your common stock to Shamrock’s affiliate in exchange for his services as a spoke person and consultant. In this regard, please revise MD&A to disclose, the number of shares of common stock you plan to issue, the related amount of expense you expect to recognize and the period over which the related expense will be recognized in the company’s financial statements.

Company Response

On April 3, 2007, we issued 320,000 shares of common stock to Shamrock’s affiliate, MMA Live Entertainment, Inc., for the services provided by Shamrock under the personal services agreement. Please see our response to comment 6, which applies to this comment 7.

Other

8.	In the event of a delay in the effectiveness of your Form SB-2 registration statement, please update the financial statements pursuant to Item 310(g) of Regulation S-B.

Company Response

We will do so, in the event of a delay in the effectiveness of our Form SB-2 registration statement.

Max A. Webb
April 24, 2007

9.	Please provide a currently dated consent of the independent registered public accounting firm in any future amendments to your Form SB-2 registration statement.

Company Response

We have done so.

* * * * *

All questions and comments regarding the foregoing should be addressed to me at (310) 789-1290.

Very truly yours,

/s/ David L. Ficksman